# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TTEC Holdings, Inc., CIK 0001013880
CUSIP: 89854H102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5251 DTC Parkway, Suite 995, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 07/31/2025
Amends the filing with accession number 0001140361-24-042264
Filed by CIK 0001032211
Persons authorized to receive notices and communications: Kenneth D. Tuchman, 5251 DTC Parkway, Suite 995, Greenwood Village, Colorado (CO), 80111, (303) 397-8100; Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz, 51 W. 52nd Street, New York, New York (NY), 10019, (212) 403-1000

## Reporting persons
- TUCHMAN KENNETH D (CIK 0001032211): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,526,401; shared voting power 21,326,806; sole dispositive power 6,526,401; shared dispositive power 21,326,806; aggregate amount beneficially owned 27,853,207 (58.2% of the class)
  Comment: (1) Consists of (i) 14,766,806 shares beneficially owned by Mr. Tuchman in his capacity as the controlling person of Mantucket Capital Management Corporation, the sole general partner of KDT Family, LLLP, (ii) 6,550,000 shares beneficially owned by Mr. Tuchman in his capacity as the sole trustee of KDT Stock Revocable Trust, and (iii) 10,000 shares beneficially owned by Mr. Tuchman's spouse. Mr. Tuchman disclaims beneficial ownership of all shares beneficially owned by his spouse.
  
  (2) Based on 47,833,188 shares of Common Stock outstanding as of May 1, 2025, according to information provided by TTEC Holdings, Inc., a Delaware corporation (the "Company").
- KDT Stock Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,550,000; sole dispositive power 0; shared dispositive power 6,550,000; aggregate amount beneficially owned 6,550,000 (13.7% of the class)
  Comment: (1) Power is shared with its sole trustee, Kenneth D. Tuchman.
  (2) Based on 47,833,188 shares of Common Stock outstanding as of May 1, 2025, according to information provided by the Company.
- KDT Family, LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Colorado (CO); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 14,766,806; sole dispositive power 0; shared dispositive power 14,766,806; aggregate amount beneficially owned 14,766,806 (30.9% of the class)
  Comment: (1) Power is shared with its sole general partner, Mantucket Capital Management Corporation, and Kenneth D. Tuchman, the controlling person of Mantucket Capital Management Corporation.
  (2) Based on 47,833,188 shares of Common Stock outstanding as of May 1, 2025, according to information provided by the Company.
- Mantucket Capital Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Colorado (CO); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 14,766,806; sole dispositive power 0; shared dispositive power 14,766,806; aggregate amount beneficially owned 14,766,806 (30.9% of the class)
  Comment: (1) Consists of 14,766,806 shares beneficially owned by Mantucket Capital Management Corporation in its capacity as the sole general partner of KDT Family, LLLP.
  (2) Based on 47,833,188 shares of Common Stock outstanding as of May 1, 2025, according to information provided by the Company.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TTEC Holdings, Inc.
Address of issuer's principal executive offices: 5251 DTC Parkway, Suite 995, Greenwood Village, Colorado (CO), 80111

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the 13D is hereby supplemented to include the following information at the end of Item 4:

On July 31, 2025, Mr. Tuchman delivered a letter to the Board of Directors of the Company withdrawing his previously disclosed non-binding proposal to acquire all of the outstanding shares of Common Stock not already owned by the Reporting Persons for cash consideration at a purchase price of $6.85 per share of Common Stock. A copy of the letter is filed as Exhibit 99.1 to this Amendment.

The Reporting Persons will continue to review their investment in the Company on a continuing basis and may in the future take or propose to take such actions with respect to their investment in the Company as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on rows 11 and 13 of each of the cover pages of this 13D is incorporated herein by reference. To the knowledge of each of the Reporting Persons, none of the Covered Persons (as defined and identified in the initial 13D) owns beneficially pursuant to Rule 13d-3 of the Act any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of each of the cover pages of this 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the Common Stock in the last sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the 13D is hereby supplemented by adding the following exhibit:

Exhibit
Number Description

99.1 Letter, dated July 31, 2025 from Kenneth D. Tuchman to the Board of Directors of TTEC Holdings, Inc.

## Signatures
- TUCHMAN KENNETH D: /s/ Kenneth D. Tuchman, Kenneth D. Tuchman (08/01/2025)
- KDT Stock Revocable Trust: /s/ Kenneth D. Tuchman, Kenneth D. Tuchman/Sole Trustee (08/01/2025)
- KDT Family, LLLP: /s/ Kenneth D. Tuchman, Kenneth D. Tuchman/Assistant Treasurer (08/01/2025)
- Mantucket Capital Management Corporation: /s/ Kenneth D. Tuchman, Kenneth D. Tuchman/Assistant Treasurer (08/01/2025)